EXHIBIT h.2


FORM OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      ; 70-9535)

Filings Under the Public Utility Holding Company Act of 1935 ("Act").

Northeast Utilities ("NU"), et al.

November 1999

Notice is hereby given that the following filings has/have been made with the Securities and Exchange Commission (the "Commission") pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by , 1999 to the Secretary, Securities and Exchange Commission,-------- Washington, D.C. 20549, and serve a copy on the applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

* * * * *

NU, 174 Brush Hill Avenue, West Springfield, MA 01090-0010, a registered holding company under the Act, has filed an application or declaration under sections 6(a), 7, 9(a), 10 and by reference Section 11. NU requests authorization and approval of the Commission for NU to acquire, by means of the merger described below, all of the issued and outstanding common stock of Yankee Energy System, Inc. (YES), a Connecticut corporation and an exempt holding company with one subsidiary that is a gas utility company as defined in Section 2(a)(4) of the Act, all pursuant to an Agreement and Plan of Merger dated as of June 14, 1999 by and between NU and YES (the Merger Agreement). The Applicant also requests that the Commission approve (i) the formation of Merger Sub, (ii) the issuance of shares of NU Common Shares, $5.00 par value per share, (the "NU Common Shares") in an aggregate amount of approximately $215 million to satisfy the stock portion of the consideration payable in connection with the Transaction, (iii) the issuance of short- or long- term debt in an aggregate amount not to exceed $275 million to satisfy the cash portion of the consideration payable in connection with the Transaction and for refunding purposes through June 30, 2002, and (iv) the retention of certain utility and non-utility subsidiaries of YES.

Pursuant to the Merger Agreement, YES will merge with and into Merger
Sub, a wholly-owned subsidiary of NU. Upon completion of the Merger, Merger Sub will change its name to Yankee Energy System, Inc. and will thereafter register as a holding company pursuant to Section 5 of the Act. Holders of the common stock of YES will receive consideration in cash and NU Common Shares valued at $45.00 per YES share. Each YES shareholder can elect the form of consideration he or she would like to receive, but this election is subject to proration and adjustment. Under the Merger Agreement, 55% of all issued and outstanding YES shares will be exchanged for cash, and 45% will be exchanged for NU Common Shares. If YES shareholders owning more than 55% of YES shares elect to receive cash, the number of YES shares converted into cash will be less than the number elected. Similarly, if YES shareholders owning more than 45% of YES shares elect to receive NU Common Shares, the number of YES shares converted into stock will be less than the number elected.

Merger Sub, as a wholly-owned subsidiary of NU and as successor to YES, will become a registered holding company under the Act and will act as the holding company for NU's post-merger operating gas utility subsidiary and related companies. NU's existing operating electric utility subsidiaries, will remain direct operating subsidiaries of NU. Accordingly, upon consummation of the Transaction, NU will be a holding company owning an integrated electric utility system consisting of four electric public utility companies and an integrated gas utility system consisting of a gas utility holding company owning one gas public utility company and other non-utility subsidiaries. Prior to completion of the Merger, NU will file one or more additional applications-declarations under the Act with the Commission with respect to future financing arrangements, ongoing activities and other investments of, and other matters pertaining to, the combined company after giving effect to the Merger and the registration of Merger Sub as a holding company.

NU is the parent of a number of companies comprising the Northeast
Utilities system (the System) and is not itself an operating company. The System has traditionally furnished franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU's wholly owned subsidiaries, The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH) and Western Massachusetts Electric Company (WMECO), and has additionally furnished retail electric service to a limited number of customers through another wholly owned subsidiary, Holyoke Water Power Company (HWP), doing business in and around Holyoke, Massachusetts. In addition to their retail electric service business, CL&P, PSNH, WMECO and HWP (including its wholly owned subsidiary, Holyoke Power and Electric Company) (collectively, the NU Operating Companies) together furnish wholesale electric service to various
municipalities and other utilities throughout the Northeast.   The System
serves approximately 30 percent of New England's electric needs and is one of the 24 largest electric utility systems in the country as measured by revenues.

	North Atlantic Energy Corporation is a special-purpose operating subsidiary of NU that owns a 35.98 percent interest in the Seabrook nuclear generating facility (Seabrook) in Seabrook, New Hampshire, and sells its share of the capacity and output from Seabrook to PSNH under two life-of-unit, full-cost recovery contracts.

	Several wholly owned subsidiaries of NU provide support services for the System companies and, in some cases, for other New England utilities.
Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the System companies. North Atlantic Energy Service Corporation has operational responsibility for Seabrook. Northeast Nuclear Energy Company acts as agent for the System companies and other New England utilities in operating the Millstone nuclear generating facilities in Waterford, Connecticut. Three other subsidiaries (Rocky River Realty Company, The Quinnehtuk Company, and Properties, Inc.) construct, acquire or lease some of the property and facilities used by the System companies.

	In January 1999, NU added three new corporations to the System: NU Enterprises, Inc. (NUEI), Northeast Generation Company (NGC) and Northeast Generation Services Company (NGS). NUEI, a direct subsidiary of NU, will act as a holding company for the System's unregulated businesses. NGC, a subsidiary of NUEI, will acquire and manage generating facilities. NGS, another subsidiary of NUEI, will provide services to the electric generation market as well as to large commercial and industrial customers in the Northeast. Also in January 1999, NU transferred to NUEI the stock of three other of its subsidiaries, making them wholly owned subsidiaries of NUEI:
Select Energy, Inc. (Select Energy), HEC Inc. (HEC) and Mode 1 Communications, Inc. (Mode 1). See, generally, Commission Orders dated November 12, 1998 (HCAR No. 26939) and May 19, 1999 (HCAR No. 27029). These companies engage, either directly or indirectly through subsidiaries, in a variety of energy-related and telecommunications activities, as applicable, primarily in the unregulated energy retail and wholesale commodity, marketing and services fields. In addition, Select Energy Portland Pipeline, Inc., a subsidiary of NUEI was formed as a single purpose Rule 58 subsidiary to hold a 5% partnership interest in the Portland Natural Gas Transmission System Partnership, the partnership that owns and operates the Portland Natural Gas Transmission Pipeline. Lastly, Merger Sub, a to-be-formed wholly-owned direct subsidiary of NU, will be created, upon approval by the Commission, to carry out the Merger and become a registered holding company for the NU system gas operations.

	The System companies traditionally have owned and operated a fully integrated electric utility business. Restructuring legislation in New Hampshire, Massachusetts and Connecticut, however, will now require PSNH, WMECO and CL&P, respectively, to separate the distribution and transmission functions of their business from the generation function by mandating the sale of fossil fuel and hydroelectric generation. In July 1999, WMECO closed on the sale of its fossil generating plants. On July 6, 1999, CL&P and WMECO announced the results of their auction of CL&P's non-nuclear generating assets and WMECO's remaining non-nuclear generating assets. Approximately 2,235 megawatts of fossil-fueled generating assets will be sold to a third party and 1,329 megawatts of hydro-powered generating assets will be sold to NGC.

CL&P, PSNH and WMECO furnish retail delivery franchise service in 149, 198 and 59 cities and towns in Connecticut, New Hampshire and Massachusetts, respectively. In 1998, CL&P furnished retail franchise service to approximately 1.11 million customers in Connecticut, PSNH provided retail service to approximately 422,000 customers in New Hampshire and WMECO served approximately 196,000 retail franchise customers in Massachusetts. HWP serves 32 retail customers in Holyoke, Massachusetts.

YES, is a public utility holding company incorporated in Connecticut in 1988. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company ("Yankee Gas"), a Connecticut public utility service company. Yankee Gas serves approximately 185,000 residential, commercial and industrial customers in 69 cities and towns in Connecticut. The Company is exempt from registration under the Act under Rule 3(a)(2) promulgated under the Act. YES is the holding company for Yankee Gas and four active non-utility subsidiaries, NorConn Properties, Inc. ("NorConn"), Yankee Energy Financial Services Company ("Yankee Financial"), Yankee Energy Services Company ("YESCo") and R.M. Services, Inc. ("RMS"). These companies are referred to collectively herein as "the Yankee Energy System." YES business essentially is confined to the ownership of its subsidiaries. Yankee Gas, the principal subsidiary of YES, is a Connecticut corporation that purchases, distributes and sells natural gas at retail in Connecticut.

All four non-utility subsidiaries are Connecticut corporations. NorConn was formed in 1988 to hold property and facilities of the Yankee Energy System. Yankee Financial, incorporated in 1992, provides customers with financing for energy equipment installations. YESCo provides a wide range of energy-related services for its customers. Through its YESCo Controls division, incorporated in November 1996, such services include comprehensive building automation with engineering, installation and maintenance of building control systems. Through its YESCo Mechanical Services division, customers are provided comprehensive heating, ventilation and air-conditioning (HVAC), boiler and refrigeration equipment services and installation. RMS was formed in 1994 to provide debt collection service to utilities and other businesses nationwide. YES, Yankee Gas, Yankee Financial, NorConn, and YESCo, are predominantly intrastate in character.

	Yankee Gas purchases, distributes and sells natural gas to approximately 185,000 residential, commercial and industrial users in Connecticut. Its service territory consists of 69 cities and towns, and covers approximately 1,995 square miles, all in Connecticut and all within the service territory of CL&P. Until YES was formed in 1988, Yankee Gas' gas business was part of the NU system and was operated by CL&P on a fully integrated and coordinated part of the NU system companies. NU divested Yankee Gas in 1989 through the spin-off to its shareholders of the stock of YES, and believes that the re-combination of Yankee Gas and NU will be facilitated and enhanced by the companies' shared past.

Yankee Gas' assets include distribution lines (mains and services), meters, pumps, valves and pressure and flow controllers, all located in Connecticut. Yankee Gas owns approximately 2,820 miles of distribution mains, 133,033 service lines, and 185,000 active meters for customer use, all located in Connecticut. Yankee Gas also owns and operates various propane facilities and six gas storage holders, all located in Connecticut. Yankee Gas also contracts for storage capacity with other energy and pipeline companies. Yankee Gas operates the largest natural gas distribution system in Connecticut as measured by number of customers and size of service territory. Total throughput (sales and transportation) for fiscal 1998 was 47.1 billion
cubic feet   In fiscal 1998, total gas operating revenues were comprised of the following: 47% residential; 26% commercial; 18% industrial; and the remaining 9% other. Yankee Gas provides firm gas sales service to customers who require a continuous gas supply throughout the year, such as residential customers who rely on gas for their heating, hot water, and cooking needs. Yankee Gas also provides interruptible gas sales service to certain commercial and industrial customers that have the capability to switch from natural gas to an alternative fuel on short notice. Yankee Gas can interrupt service to these customers during peak demand periods. Yankee Gas offers firm and interruptible transportation services to customers who purchase gas from sources other than Yankee Gas. In addition, Yankee Gas performs gas exchanges and capacity releases to marketers to reduce its overall gas expense.

When the Merger is complete the companies expect the combined company will have the following primary businesses:

     o    retail natural gas and unregulated electricity sales;

     o    electric and gas distribution;

     o wholesale natural gas and electricity sales and electric transmission; and

     o    electric generation.

	The companies intend to integrate these complementary businesses, subject to applicable state and federal regulatory requirements. The complementary nature of these businesses will over time result in lower costs and in improved service. These businesses will not only serve existing retail and wholesale customers, but will reach out to new customers as a full service energy provider as both gas and electricity deregulation proceeds. Applicant expects to achieve enhanced revenues and net income in the future through increased efficiency in providing energy to customers, whether gas or electric, and more competitive rates.

	In addition, the Merger will ultimately enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes, and streamlined purchasing practices.

* * * * *

For the Commission, by the Division of Investment Management, pursuant to delegated authority.



Jonathan G. Katz
               Secretary